Steven M. Skolnick Partner	One Lowenstein Drive Roseland, New Jersey 07068 T: (973) 597-2476 F: (973) 597-2477 E: sskolnick@lowenstein.com

October 30, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Washington, DC 20549

Attn:	Aamira Chaudhry
Doug Jones

RE:	Loop Media, Inc.
Form 10-K for Fiscal Year Ended September 30, 2022
File No. 001-41508

Ladies and Gentlemen:

This letter sets forth the response of Loop Media, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 6, 2023 (the “Comment Letter”), which was in response to the Company’s letter to the Commission dated October 4,2023, with respect to the Company’s Annual Report on Form 10-K for the year ended September 30, 2022, as filed with the SEC on December 20. 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Item 1. Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-13

1.	Refer to your response to comment 9. You state advertising revenue is not further disaggregated. It appears advertising revenue consists of amounts recognized as either a principal or an agent. Please tell us why you do not disaggregate advertising revenue on this basis.

Response:

The Company acknowledges the Staff’s comment and supplementally responds, as follows:

The Company has evaluated ASC 606-10-50-5 to determine whether or not its total revenue should be disaggregated under ASC 606-10-50-5, which requires the Company to determine if there are significant differences in the type of goods or services, geographical region, market or type of customer, contract type, contract duration, timing of transfer and sales channel between its different sources of revenue.

United States Securities and Exchange Commission	October 30, 2023

Under the ASC guidance the Company determined that it should disaggregate its advertising revenue (accounting for 85% of our revenue for the fiscal year ended September 30, 2022, as set out in our Annual Report) and its legacy and other business revenue (representing the remaining 15% of revenue for that period). Advertising revenue is derived from third-party advertising demand in which revenue is derived from the placement of advertising across the Company’s distribution network of end users and venue operators, while legacy and other business revenue is primarily derived from the subscription payments of our end users and venue operators. Effectively, we have two primary business models, with two types of customers: (i) our ad demand partners and advertisers who pay to have advertisements streamed across our service and (ii) our venue operators who subscribe to our ad-free service. The Company determined that these two sources of revenue were different enough, in terms of the type of service, type of customer, contract type, and sales channel, that a disaggregation of revenue for these businesses models was the preferred approach.

The Company also considered whether or not to further disaggregate advertising revenue and on what basis it might do so.

As previously disclosed, the Company distributes its content and advertising inventory to digital screens located in out of home locations primarily through (i) its owned and operated platform (the “O&O Platform”) of Loop Media-designed “small-box” streaming Android media players (or “Loop Players”) and legacy ScreenPlay computers and (ii) through screens on digital platforms owned and operated by third parties (“Partner Platform” and together with the O&O Platform, the “Loop Platform”).

The Company has considered whether further disaggregation of advertising revenue should occur between its O&O Platform and its Partner Platform. On the O&O Platform, the Company is responsible for providing the content and infrastructure required to develop advertisement inventory available for purchase, as well as for providing the Loop Player devices used to display the content and advertisements. On the Partner Platform, the Company is given access to third-party customers and screens to which content and advertisements can be delivered. The Company utilizes its technology, expertise and programmatic advertising infrastructure to source and deliver advertisements to the owner and operator of the third-party digital screens. The Company may also deliver curated content to the third-party screens, in instances where the owners or operators of such screens do not provide their own content for streaming.

The main distinction between the O&O Platform and the Partner Platform is how the advertising inventory is delivered. There is, however, no material distinction in how advertising revenue is earned, which seems to be the focus of ASC 606-10-50-5. The Company has evaluated ASC 606-10-50-5 and determined that there are no significant differences in the circumstances surrounding its sale of advertising for the O&O Platform and Partner Platform, and therefore has determined that it would not be required to further disaggregate advertising revenue. The Company considers itself the principal on all advertising transactions in which it sells ad impressions (the part of the streaming content that is reserved for the placement or publishing of advertisements) and thus reports revenues on a gross basis (net of advertising agency fees and commissions retained by advertising demand sources), regardless of whether the advertising is distributed on the O&O Platform or the Partner Platform. The Company’s customers for all advertising revenue across the Loop Platform are the advertising demand sources to which it sells primarily the same types of ad impressions in the same general geographical regions on the same general contract terms.

The Company does not believe there are other facts or circumstances surrounding its advertising revenue that would warrant further disaggregation beyond advertising revenue and legacy and other revenue.

United States Securities and Exchange Commission	October 30, 2023

Any questions regarding the contents of this letter should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skonick

cc. Neil Watanabe, CFO Loop Media, Inc.